October 4, 2018

Jay Peterson
Chief Financial Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

       Re: Thermon Group Holdings, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 30, 2018
           File No. 001-35159

Dear Mr. Peterson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery